VERSABANK

Annual and Special Meeting of Shareholders
London, Ontario – Wednesday, April 17, 2024

REPORT OF VOTING RESULTS

In accordance with section 11.3 of NI 51-102 - Continuous Disclosure Obligations, the following sets out the voting results of the matters voted on at the Annual and Special Meeting of Shareholders of VersaBank (the "Bank") held on April 17, 2024. Each of the matters set out below is described in greater detail in the Management Proxy Circular mailed to shareholders prior to the meeting.

1. Election of Directors

Each of the following nominees was elected as a director of the Bank.

NOMINEE	FOR	% FOR	WITHHELD	% WITHHELD
Robbert-Jan Brabander	6,914,502	95.39	334,060	4.61
David A. Bratton	7,096,860	97.96	147,877	2.04
Gabrielle Bochynek	6,915,851	95.41	332,711	4.59
The Honourable Thomas A. Hockin	7,175,775	99.00	72,787	1.00
Peter M. Irwin	7,144,102	98.56	104,460	1.44
Richard Jankura	7,182,040	99.08	66,522	0.92
Arthur Linton	7,180,747	99.06	67,815	0.94
Susan T. McGovern	6,897,927	95.16	350,635	4.84
Paul G. Oliver	7,166,643	98.87	81,919	1.13
David R. Taylor	7,148,656	98.62	99,906	1.38

2. Appointment of Auditors

Ernst & Young LLP was reappointed as auditors of the Bank.

FOR	% FOR	WITHHELD	% WITHHELD
8,432,642	99.21	67,071	0.79

3. Reapproval of Long-Term Incentive Plan

The Omnibus Long-Term Incentive Plan was renewed.

FOR	% FOR	AGAINST	% AGAINST
4,448,481	61.37	2,799,990	38.63

Dated this 18th day of April 2024.

VERSABANK

"Brent T. Hodge"

Brent T. Hodge
SVP, General Counsel & Corporate Secretary